Exhibit 99.76

CONSENT OF	Stephen Quin

In connection with the Registration Statement on Form 40-F, and any amendments and exhibits thereto (collectively, the "Registration Statement"), of Midas Gold Corp. (the “Company”), I, Stephen Quin, consent to the use of the information derived or summarized from the Amended and Restated Technical Report dated March 28, 2019 and other technical disclosure that is included or incorporated by reference in the Registration Statement and any of the exhibits thereto, including the Annual Information Form for the year ended December 31, 2019 and the Annual Information Form for the year ended December 31, 2018.

Dated this 17th day of September 2020

Name:	Stephen Quin
Title:	President & CEO